Mail-Stop 4561
						December 22, 2005

Via facsimile and U.S. Mail
Mr. Harry H. Shearouse
President and Chief Executive Officer
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Springfield, Georgia 31329

Re:   Citizens Effingham Bancshares, Inc.
                     Revised Preliminary Proxy Statement and
Schedule
13E-3
	         File No. 333-07914
                     Filed November 22, 2005

Dear Mr. Shearouse:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Large portions of changes you made to your preliminary proxy statement are not showing as marked changes to the filing you made on
EDGAR as required by Rule 14a-6(h) of the Proxy Rules. Please tell us how you plan to correct this disclosure with respect to this filing and comply with the requirement in your future amendment.
2. The Proxy statement is confusing in that it appears to characterize current rights and preferences as effects and benefits of the transaction. See Rule 14a-9 of the Proxy Rules.
3. Please quantify the value of the effect, to the extent possible, of the loss of voting rights. See Instruction 2 to Item 1013 of Regulation M-A.
4. Please update the financial information in the proxy statement.
5. Prior Comment 5. We note your amendment and response to prior comment five, but believe that it may be appropriate, in discussing fair value, to note that while you may not "currently have an estimate of the fair value of your common stock," the price per share as of September 27, 2005, the last known transaction in the Company`s common stock prior to this proxy statement, was $35.00. Please include this with all of your disclosure responsive to prior comment five, including, but not limited to your Dissenters` Rights section.
We note your response to prior comment 14 and amended disclosure on page 7.
6. Prior Comment 12. We note your amendment to the summary term sheet. Please state the board`s belief as to fairness of the Rule 13e-3 transaction as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the reclassification throughout the document. For example, refer to the characterization of the board`s determination of the "reclassification" in the "Background of the Reclassification" beginning on page 16.
7. Prior Comment 13. We note that you changed your disclosure from the statement that the advantages and disadvantages of the rights, preferences and limitations of Series A Preferred Stock are "balanced" in comparison to the relative rights of your common stock to the conclusion that such advantages and disadvantages are "equal."
Given the disparity in voting rights, we do not see how these can be considered equal. Please change this disclosure to state that these may be "comparable" or "similar." In the alternative, tell us why you consider them "equal."

Questions and Answers, page 9
8. Prior Comment 15. We note your amendment to prior comment 15. Consistent with prior comment five, please move this Q&A on Dissenters` Rights to the front of the Q&A section, from one of the last items to one of the first. Further, please include the statement in the "answer" to this Q&A that this is the only manner in which to receive cash for such holders. Further, add that while you may not "currently have an estimate of the fair value of your common stock," the price per share as of September 27, 2005, the last known transaction in the Company`s common stock prior to this proxy statement, was $35.00.

Reasons for the Reclassification, page 19
9. Please advise us whether you will cease to pay Independent
Auditor
Fees after you deregister.

Effects of the Reclassification on Affiliates, page 22
Positive Effects- Consolidation of Management`s Ownership
10. Revise to include, the effect of the Rule 13e-3 transaction on the affiliate`s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.
Please see Instruction 3 to Item 1013. In this regard, please provide a range from no change (assuming all accept the preferred shares) to all seeking appraisal rights (which should decrease/increase book value and net earnings per share)
Effects of the Reclassification on Shareholders Generally, page 23
11. Since holders of the preferred have no contractual right to a stated dividend or even a dividend at all, but must depend on the whim of the board to receive a dividend and since the board is controlled by persons who will benefit from dividends on the common, it seems unlikely that holders of the preferred will ever receive more in dividends than holders of common. Please clarify why this change is a positive effect or delete it from the list of positive effects. See Rule 14a-9 of the Proxy Rules.
12. It is not a positive effect of the transaction to retain a right currently owned, to receive the price common stock may receive in a change of control. Please delete the second "positive effect," and please delete the fourth for a similar reason. See Rule 14a-9 of the
Proxy Rules.
13. Since the book value of the preferred will be the same as the book value of the common, the purported benefit of preference in liquidation is illusory. Please delete this positive effect.

Pro Forma Effect of the Reclassification, page 24
14. Prior Comments 28 and 41. Please revise to put back the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, add 2 columns for the pro forma effect. One would assume all accept the preferred shares and the other would assume all will demand appraisal rights. In addition, add the ratio to fixed charges.
In this regard, we consider the subordinated debentures and the other borrowings to be fixed charges as well as any borrowings that may result from the appraisal payments (we note your response that approximately $500,000 may have to be borrowed). Please note that when no changes occur, a statement to that effect will suffice. Please add back and make the corresponding changes to your pro forma section that previously began on page 47.

Recommendation of the Board of Directors ; Fairness of the Going Private Transaction, page 25
15. Prior Comment 30. We note your amendment in response to prior comment 30 and specifically that you have changed your disclosure from stating that the board considered the advantages and disadvantages of the terms of the Series A Preferred Stock as "balanced" as compared to the rights related to your common stock to the board considered them to be "equal." We consider there to be a significant difference between "balanced" and "equal" in this respect. In a supplemental response, please tell us what the board considered, including the dates of the meetings at which such determination was made, and the board`s conclusion so that we may better understand your change in characterization of this board determination. Please see our further comment to prior comment 13, above.
Dissenters` Rights, page 46
16. Prior Comment 37. With a view toward disclosure, tell us in a supplemental response if there is guidance or requirement, under the
Georgia Code, as to how and by whom attorneys` fees are to be paid in the case of litigation.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Legal Branch Chief
						Financial Services Group



CC:	Via U.S. Mail and Fax: (404)
	Beth Lanier, Esq.
	Powell Goldstein, LLP
	One Atlantic Center- 14th Floor
	1201 West Peachtree Street, NW
	Atlanta, Georgia 30309


Mr. H.H. Shearouse
Citizens Effingham Bancshares, Inc.
Page 5